

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 25, 2010

CT Corporation System
111 Eighth Avenue
New York, New York 10011

Re: Dehaier Medical Systems Limited
Amendment No. 4 to Registration Statement on Form S-1
Filed February 16, 2010
File No. 333-163041

Ladies and Gentlemen:

        We have reviewed your filing and your response dated February 16, 2010 and
have the following comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   With respect to your response to prior comment 1, we note that your website at
        www.chinadhr.com is currently non-functional. Please advise or revise the
        registration statement to remove reference to the website.

<u>Assembly, page 3</u>

2.   We note your response to our prior comment 3 and your disclosure on page 3 that
        no other companies distribute your final branded products except for Friend of
        Health. However, on page 1, you estimate that 90% of your sales are to
        distributors. Please revise to clarify. Also, please confirm, if true, that you have
        disclosed all material differences between your relationship with Friend of Health
        and your relationships with other distributors.

<u>Make-Good Escrow, page 9</u>

3.   We note your response to prior comment 6. Please revise your disclosure on page
        9 and under the heading "Market and Pricing Considerations" on page 101 to
        clearly and succinctly state how the multiple was used to determine the 2010
        earnings target and the per share offering price, respectively.

<u>We sell our products primarily to distributors…, page 13</u>

4.   Please revise to disclose if any penalties will be incurred by Dehaier if the
        company terminates a relationship with a distributor for underperformance.
        Please also revise to clarify whether a distributor can terminate its relationship
        with Dehaier without penalty.

<u>We have applied to list our common shares for trading…, page 27</u>

5.   We note your response to our prior comment 11. Please revise the heading of this
        risk factor to clarify that while you believe that you currently meet the objective
        net income test, you have not yet been informed that you have been accepted for
        listing on the NASDAQ Capital Market.

<u>Recent Corporate Developments, page 57</u>

6.   We note the disclosure identified in your response to prior comment 2. However,
        if you intend to request acceleration prior to the inclusion of your financial
        statements for the year ended December 31, 2009, please include a recent
        developments section that summarizes your financial condition and results of
        operations for the recently completed quarter and fiscal year and specifically
        discuss any unusual transactions, events or trends. To the extent that this
        information is not currently available, then please indicate as such.

Executive Compensation, page 77

7.   Please revise to update your disclosure. Refer to Item 402 of Regulation S-K.

Related Party Transactions, page 82

8.   We note your response to our prior comment 4 and re-issue in part. Please revise
your disclosure under the heading "Related Party Transactions" to provide the
information required by Item 404 of Regulation S-K with respect to any
agreements or arrangements between BTL, BDL, and Dehaier. For example, and
without limitation, you should disclose the name of the related person and the
related person's interest in the transaction, the approximate dollar value of the
amount involved in the transaction, the largest amount of principal outstanding on
the loans, the amount of debt outstanding as of the latest practicable date, the
amount of principal paid, and whether BTL will continue to make payments if
BDL defaults on its bank loan. Refer to Item 404 of Regulation S-K.

Tax Matters Applicable to U.S Holders Of Our Common Stock, page 94

9.   Please revise this section to clarify that counsel has provided a discussion of,
rather than a description of, all material tax consequences.

People's Republic of China Enterprise Taxation, page 94

10.   The first paragraph of this section states that the disclosure is designed to
"highlight" enterprise-level taxation. Please delete the first paragraph of this
section or revise to clarify that this section discusses all material PRC tax
consequences. The discussion is counsel's opinion, therefore, it is not appropriate
to state that tax issues are merely highlighted.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Consolidation, page F-7

11.   We note your response to prior comment 17 that Dehaier, BDL and BTL were
under common control at the time BDL and BTL were initially consolidated with
Dehaier since Mr. Chen owned more than 50% of the voting ownership interest of
Dehaier, BDL and BTL. We also see that on October 31, 2009 each share of
preferred stock was converted into common shares on a 1-to-1 basis and those
entities do not appear to be under common control subsequent to October 31,
2009. Please tell us how you considered whether the conversion of the shares was
a reconsideration event under FASB ASC 810-10-25-39 which would require you
to reconsider whether BDL continues to be the primary beneficiary under the new
circumstances.

Exhibits
Exhibit 5.1

12.   We note your response to prior comment 22. However, the language from "… and we express no opinion..." to the end of the third paragraph appears to be intended to limit your opinion. Please explain or revise to provide an unqualified opinion. Please also note that we were unable to locate revisions to the third paragraph of exhibit 5.2 which should also be revised to provide an unqualified opinion as to British Virgin Islands law.

Exhibit 5.2

13.   Revise to opine that the securities will be duly authorized.

14.   We note your response to prior comment 20 and reissue that comment in part. With respect to exhibit 5.2, remove overbroad assumptions, including those related to company meetings and resolutions and the absence of prohibitions. Note that the examples cited are not intended as an exhaustive list.

15.   Please delete the second-to-last paragraph of the opinion or tell us why it is necessary to the opinion rendered.

Exhibits 8.1, 8.2 and 8.3

16.   Please revise the exhibit 8 short-form opinions to clearly state that the discussion in the tax consequences section of the prospectus is counsel's opinion. It is not appropriate for the short-form opinion to state that the statements in the prospectus are accurate in all material respects or are an accurate summary or discussion of the tax consequences.

17.   The opinions state that counsel assumes no obligation to revise or supplement the exhibit 8 opinions in the event of any changes in law or fact arising after the date thereof. Implications that the opinion does not speak as of the effective date are inappropriate. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

*　　*　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brain Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc (by facsimile): Anthony W. Basch – Kaufman & Canoles, P.C.